UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Anheuser-Busch InBev SA/NV

(Name of Issuer)

Ordinary Shares, without nominal value

(Title of Class of Securities)

03524A108 (for American Depositary Receipts of the Issuer)

(CUSIP Number)

W. Hildebrandt Surgner, Jr.

Vice President, Corporate Secretary and

Associate General Counsel

Altria Group, Inc.

6601 West Broad Street

Richmond, Virginia 23230

(804) 274-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew J. Nussbaum, Esq.

Zachary S. Podolsky, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

June 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03524A108 (for American Depositary Receipts of the Issuer)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Altria Group, Inc. 13-3260245
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (see disclosure in Item 6 under the caption “Voting Agreement”)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (a)
	8.	Shared Voting Power 1,055,895,214 (a)
	9.	Sole Dispositive Power 159,121,937 (a)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,895,214 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.6% (b)
14.	Type of Reporting Person (See Instructions) CO

(a)

Anheuser-Busch InBev SA/NV (the “Issuer”) has two classes of shares outstanding – restricted shares without nominal value (“Restricted Shares”) and ordinary shares without nominal value (“Ordinary Shares,” and together with the Restricted Shares, “Voting Shares”). The Ordinary Shares are registered under Section 12(b) of the Exchange Act. As described in more detail in this Schedule 13D, the Restricted Shares and Ordinary Shares rank equally with respect to voting rights, and the Restricted Shares are convertible into Ordinary Shares at the option of the holder thereof.

The amounts reported in Rows 7-12 of the cover page to this Schedule 13D represent (i) 34,006,520 Ordinary Shares and 125,115,417 Restricted Shares beneficially owned by Altria Group, Inc. (“Altria”) with respect to which Altria has sole dispositive power and shared voting power and (ii) an additional 896,773,277 Voting Shares, consisting of 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares held by Bevco Lux S.à.r.l, formerly known as BEVCO Ltd. (“BEVCO”) and 793,910,559 Ordinary Shares held by Stichting Anheuser-Busch InBev (the “Stichting”) and certain of its affiliates, with respect to which Altria may be deemed to have shared voting power by virtue of a voting and support agreement (the “Voting Agreement”) among Altria, BEVCO and the Stichting described in more detail in Item 6 of this Schedule 13D.

(b)

Based on a total of 1,971,696,562 Ordinary Shares deemed to be outstanding as of June 18, 2024, which is calculated based upon the sum (i) 1,749,718,427 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares as of such date over which Altria may be deemed to have shared voting power by virtue of the Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

This Amendment No. 5 is being filed by Altria Group, Inc. (“Altria”) in order to amend and supplement certain of the information set forth in the Schedule 13D (as so amended, the “Schedule 13D”) originally filed by Altria on October 21, 2016, and amended by Amendment No.1 thereto filed on June 16, 2021, by Amendment No. 2 thereto filed on November 3, 2021, by Amendment No. 3 thereto filed on March 14, 2024 and by Amendment No. 4 thereto filed on March 20, 2024, with respect to the ordinary shares without nominal value (“Ordinary Shares”) of Anheuser-Busch InBev SA/NV, a public limited liability company incorporated in the form of a société anonyme/naamloze vennootschap under Belgian law (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by amending and restating Schedule A, which is attached hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The first, second and third paragraphs of Item 5 of the Schedule 13D are hereby amended and restated as follows:

As of June 18, 2024, Altria is the beneficial owner of, and has sole dispositive power and shared voting power with respect to, 34,006,520 Ordinary Shares and 125,115,417 Restricted Shares, which are convertible into Ordinary Shares at Altria’s option. The Voting Shares described in the preceding sentence represent approximately 8.1% of the 1,971,762,622 Voting Shares issued and outstanding as of June 18, 2024, and approximately 8.1% of the Ordinary Shares deemed to be outstanding based upon the calculation set forth in the third paragraph of this Item 5.

Altria may also be deemed to have shared voting power with respect to an additional 896,773,277 Voting Shares, consisting of 96,862,718 Restricted Shares held by Bevco Lux S.à.r.l, formerly known as BEVCO Ltd. (“BEVCO”), 6,000,000 Ordinary Shares held by BEVCO and 793,910,559 Ordinary Shares held by Stichting and certain of its affiliates, by virtue of the Voting Agreement described in more detail in Item 6 of the Schedule 13D. Accordingly, Altria may be deemed to have aggregate beneficial ownership of 53.6% of the Ordinary Shares deemed to be outstanding based upon the calculation set forth in the following paragraph.

The percentages of Ordinary Shares outstanding specified above are based on a total of 1,971,696,562 Ordinary Shares deemed outstanding as of June 18, 2024, which is calculated based upon the sum (i) 1,749,718,427 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares as of such date over which Altria may be deemed to have shared voting power by virtue of the Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under the captions “Terms of the Restricted Shares” and “Voting Agreement” within Item 6 of the Schedule 13D is hereby amended and restated as follows:

Terms of the Restricted Shares

The terms of the Restricted Shares and the rights of the holders thereof are governed by the Issuer’s articles of association (the “Articles of Association”).

Dividends and Voting Rights

The Restricted Shares rank equally with the Ordinary Shares with regards to dividends and voting rights.

Governance Rights

So long as the holders of Restricted Shares (together with their affiliates, successors and successors’ affiliates) own or control within the meaning of Article 5 of the Belgian Companies Code:

•	more than 13.5% of the issued and outstanding Voting Shares, three directors shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares;

•

more than 9% but not more than 13.5% of the issued and outstanding Voting Shares, two directors shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares; and

•

more than 4.5% but not more than 9% of the issued and outstanding Voting Shares, one director shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares.

As of June 18, 2024, the holders of Restricted Shares, including their respective ownership of Ordinary Shares, owned approximately 13% of the issued and outstanding Voting Shares. The foregoing percentage is based on a total of 1,971,762,622 Voting Shares issued and outstanding as of June 18, 2024. Because the holders of Restricted Shares vote cumulatively with respect to selecting director candidates and as a result of the Voting Agreement (as described below), Altria’s percentage ownership of Voting Shares of the Issuer provides it with the effective ability to select one director for appointment to the Issuer’s Board of Directors.

Transferability and Conversion

The Restricted Shares are unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an American Depositary Receipt program and subject to, among other things, restrictions on transfer until converted into Ordinary Shares. The Restricted Shares are convertible at the election of the holder into Ordinary Shares on a one-for-one basis. As of June 18, 2024, the Restricted Shares, in the aggregate, represented approximately 11% of the issued and outstanding Voting Shares, and Altria’s 125,115,417 Restricted Shares represented approximately 56% of the total number of issued and outstanding Restricted Shares. The foregoing percentages are based on a total of 1,971,762,622 Voting Shares issued and outstanding as of June 18, 2024.

Pledging of Restricted Shares

Notwithstanding the transfer restrictions described above, holders of Restricted Shares are permitted to enter into pledging arrangements with respect to their Restricted Shares under the circumstances set forth in the Articles of Association. On November 11, 2015, Altria received the irrevocable consent of Legacy AB InBev (the “Pledge Consent”), which is binding on the Issuer and its board of directors, to make pledges of its Restricted Shares as contemplated by the Articles of Association. As of the date of Amendment No. 5 to the Schedule 13D, none of Altria’s Restricted Shares are subject to a pledge.

Voting Agreement

On October 8, 2016, Altria, BEVCO and the Stichting entered into the Voting Agreement. The Voting Agreement requires, among other things, that the parties exercise, and cause certain of their affiliates to exercise, the rights attaching to their Ordinary Shares and/or Restricted Shares, as the case may be, to give effect to the director appointment rights of the holders of Restricted Shares and the Stichting set forth in the Articles of Association. The Voting Agreement has an initial term expiring on August 27, 2034, which may be extended or renewed under certain circumstances described in the Voting Agreement.

As a result of the Voting Agreement, Altria may be deemed to comprise a group, within the meaning of the Exchange Act, with BEVCO, the Stichting and the Stichting’s affiliates whose shares are subject to the Voting Agreement, that may be deemed to share voting power with respect to the aggregate 1,055,895,214 Voting Shares held by Altria and such persons, which represents 53.6% of the Ordinary Shares deemed to be outstanding based on the calculation set forth in the third paragraph of Item 5 hereof. Altria disclaims beneficial ownership of all of the Voting Shares held by BEVCO, the Stichting and the Stichting’s affiliates, and the filing of the Schedule 13D shall not be construed as an admission that Altria is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

ALTRIA GROUP, INC.

By:	/s/ Steven D’Ambrosia
Name:	Steven D’Ambrosia
Title:	Vice President and Controller

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

ALTRIA GROUP, INC.

The following table sets forth the name, present occupation or employment and business address of each director and executive officer of Altria. Each such person is a citizen of the United States. The business address of each director and executive officer of Altria is 6601 West Broad Street, Richmond, Virginia 23230.

Name	Relationship to Altria	Present Occupation or Employment[1]
Jody L. Begley	Executive Vice President and Chief Operating Officer

Ian L.T. Clarke	Director	Retired Chief Financial Officer, Greater Toronto Airports Authority

Marjorie M. Connelly	Director	Former Chief Operating Officer, Convergys Corporation (now Concentrix Corporation)

Steven D’Ambrosia	Vice President and Controller

R. Matt Davis	Director	President, Driftwood Leadership, LLC. Retired President, North America and Senior Vice President, Global Corporate Affairs, Dow Inc.

William F. Gifford, Jr.	Chief Executive Officer and Director

Debra J. Kelly-Ennis	Director	Retired President and Chief Executive Officer, Diageo Canada, Inc.

Salvatore Mancuso	Executive Vice President and Chief Financial Officer

Robert A. McCartner III	Executive Vice President and General Counsel

Kathryn B. McQuade	Board Chair	Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited

George Muñoz	Director	Principal, Muñoz Investment Banking Group, LLC and Partner, Tobin & Muñoz

Heather A. Newman	Senior Vice President, Chief Strategy & Growth Officer

Virginia E. Shanks	Director	Retired Executive Vice President and Chief Administrative Officer, Pinnacle Entertainment, Inc.

Ellen R. Strahlman	Director	Retired Executive Vice President, Research & Development and Chief Medical Officer, Becton, Dickinson and Company

Charles N. Whitaker	Senior Vice President, Chief Human Resources Officer and Chief Compliance Officer

M. Max Yzaguirre	Director	Retired Executive Chairman, Forbes Bros. Holdings, Ltd.

[1]	If different from such person’s relationship to Altria described in the preceding column.